January 7, 2026

Via EDGAR

Mr. Matthew Derby

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: 3 E Network Technology Group Ltd

Registration Statement on Form F-1

Filed December 30, 2025

File No. 333-292489

Dear team,

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, 3 E Network Technology Group Ltd (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1, File No. 333-292489, be accelerated by the Commission so that it will become effective at 6:00 p.m., Eastern Time, on January 8, 2026, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Please contact Ms. Jasmine M. Li of Tsinglaw NY LLP at limo@tsinglaw.com with any questions you may have.

[Signature page follows]

Yours Sincerely

3 E Network Technology Group Ltd

	By:	/s/ Tingjun Yang
	Name:	Tingjun Yang
	Title:	Chief Executive Officer

Cc: Jasmine M. Li
Tsinglaw NY LLP